March 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Loan Lauren P. Nguyen, Esq.

Re:  Dorian LPG Ltd.

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2014.  By letter dated February 14, 2014 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  This letter, together with the revised draft of the Registration Statement on Form F-4 (the “Amended Registration Statement”) are being filed today via EDGAR.

We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in Amended Registration Statement):

General

1.                                      We note that you have outstanding comments related to your registration statement on Form F-1 (File No. 377-00444) originally submitted on January 21, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

The Company acknowledges the Staff’s comment and understands that all comments on the Company’s registration statement on Form F-1 will need to be fully resolved, and that the Company’s Form F-4 will need to be revised to address such comments, before the Staff will act on a request for acceleration of the effectiveness of the Amended Registration Statement.

Summary of the Exchange Offer, page 8

2.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Q&A No. 8 in Exchange Act Release No. 16623 (March 5, 1980).

The Company advises the Staff that it plans to hold open the Exchange Offer for a period of at least 20 days.  The Company supplementally advises the Staff that it will update the Amended Registration Statement on Form F-4 when the exact length of the period is determined.

3.                                      We note your disclosure under the “Tax Considerations” section that because you have no current revenue producing operations, there is a significant risk that you will be treated as a “passive foreign investment company” for U.S. federal income tax purposes for your 2014 taxable year or your 2015 taxable year. In light of the fact that your financial statements reflect a significant amount of revenue related to charters of vessels for all periods presented, it appears that you do have revenue producing operations. Please revise this disclosure as appropriate.

The Company has revised the disclosure in the “Summary of the Exchange Offer—Tax Considerations” section of the Amended Registration Statement.

The Exchange Offer, page 95

Terms of the Exchange Offer, page 96

4.                                      Refer to the following disclosure on page 96: “The date of acceptance for exchange of the Original Shares, and completion of the Exchange Offer, will be the exchange date, which will be one to two business days following the Expiration Date (unless such period is extended as described in this prospectus). The Exchange Shares issued in connection with this Exchange Offer will be delivered promptly following the exchange date.” Please revise to clarify that the issuer will deliver the Exchange Shares promptly after the Expiration Date. See Exchange Act Rule 14e-1(c). Tendered shares must be accepted for exchange by the morning of the next business day after the Expiration Date, unless the offer is extended or a regulatory condition necessary to the consummation of the offer survives expiration.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Registration Statement to state that the Original Shares will be accepted, and the Exchange Shares issued in connection with this Exchange Offer will be delivered, promptly following the Expiration Date.

5.                                      See our last comment above and refer to the bullet points on page 97. The first bullet point references a delay in the acceptance of Original Shares as may be permitted under SEC rules.” The second bullet point refers to an extension of the Exchange Offer. It is not clear under what circumstances the acceptance of Original Shares could be delayed other than for the satisfaction of certain regulatory conditions which are not offer conditions in this Exchange Offer. Please revise or advise.

In response to the Staff’s comment the Company has revised the disclosure on page 109 of the Amended Registration Statement.

6.                                      Refer to the following statement on page 98: “That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition.” We have no objection to the inclusion of offer conditions provided that they are objectively determinable and outside the offeror’s control. Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the issuer may trigger the listed offer condition.

The Company has revised the disclosure on page 111 to provide that the Company’s action or inaction may not cause a failure of a condition to the Exchange Offer.

7.                                      Refer to the following statement on page 98: “Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s comment.

8.                                      See our last comment above. Refer to the following statement on page 98: “Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time.” We further note the statement on page 97 that if you determine that a stated condition of the offer has been triggered you reserve the right “in [your] sole discretion” to “delay acceptance of any Original Shares[.]” When an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s comment.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours, SEWARD & KISSEL LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Claire Erlanger

Linda Cvrkel

Donald E. Field

Alexandra M. Ledbetter